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FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use … for purposes of the administrati… Some of the required informati… disclosed to any person or com… may contact the securities regi…

[redacted]

02034938

…required under this form is collected on behalf of and used by the securities regulatory authorities set out below …ities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. …ation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be …ities or their authorized representatives. If you have any questions about the collection and use of this information, you …ired information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD

BOX 2. INSIDER DATA

SUPPL

RELATIONSHIP(S) TO REPORTING ISSUER: 4, 5

DATE OF LAST REPORT FILED: DAY 07 MONTH 06 YEAR 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY __ MONTH __ YEAR __

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: JAMES FRANCIS

NO.: 351 STREET: SEVILLE CRESCENT APT:

CITY: NORTH VANCOUVER

PROV: BC POSTAL CODE: V7N 3A9

BUSINESS TELEPHONE NUMBER: 604 - 669 - 6463

BUSINESS FAX NUMBER: 604 - 669 - 3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	2051332							2051332	1	
WARRANTS	500000							500000	2	STANDARD DRILLING
WARRANTS	796334							796334	1	
COMMON	594056	05/06/02	10	20000		.14		614856	2	STANDARD DRILLING
		10/06/02	10	15000		.15		629856	2	"
		10/06/02	10	10000		.15		639856	2	"
COMMON	1308561							1308561	1	

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

I own 100% of Standard Drilling + Engineering.
Of the 1308561 Common Direct, 420861 are in Escrow.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 14 MONTH 06 YEAR 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE